United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale prices US$ 1 billion notes due 2019
Rio de Janeiro, September 8, 2009 — Vale S.A. (Vale) hereby announces the pricing of a US$ 1 billion offering of 10-year notes by its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas).
The US$ 1 billion Guaranteed Notes due 2019 will bear a coupon of 5 5/8% per year, payable semi-annually, at a price of 99.232% of the principal amount. These notes will mature in September 2019 and were priced with a spread of 225 basis points over U.S. Treasuries, resulting in a yield to maturity of 5.727%.
The notes are rated Baa2 by Moody’s Investor Services, BBB+ by Standard & Poor’s Rating Services, BBB by Fitch Ratings and BBB (high) by Dominion Bond Rating Service. The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guarantee will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.
Vale will use the net proceeds of this offering for general corporate purposes.
Goldman, Sachs & Co., HSBC Securities (USA) Inc. and Santander Investment Securities Inc. acted as book-running underwriters.
Vale and Vale Overseas have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Goldman Sachs, HSBC and Santander will arrange to send you the prospectus upon request by calling toll-free (917) 343-8000 (in the United States), or by calling collect (212) 902-1171 (outside the United States).
This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state for jurisdiction.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: September 08, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco Director of Investor Relations